

May 13, 2011

<u>Via E-mail</u>
Nikolay Koval
Chief Executive Officer
Finishing Touches Home Goods Inc.
3420 E. Shea Boulevard, Suite 200
Phoenix, AZ 85028

> **Re: Finishing Touches Home Goods Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 29, 2011**
> **File No. 333-172440**

Dear Mr. Koval:

      We have reviewed your registration statement and response letter dated April 29, 2011 and have the following comments.

<u>Prospectus Summary, page 1</u>

1.   You state that you expect to earn approximately $120,000 from your business activities over the next 12 months. Please replace the word "earn" with the phrase "generate revenues." Also, please clarify whether the $110,000 of estimated expenses for that period includes your estimate of the expenses you will incur in discharging your reporting and other obligations as a public company.

<u>Risk Factors</u>

<u>We Will Incur Increased Costs as a Result of Being a Public Company, page 5</u>

2.   Please provide a separate caption that relates to the portions of this paragraph that discuss evaluations of effectiveness of your internal controls over financial reporting and Section 404 of Sarbanes-Oxley Act. Also, expand the information to indicate that you will not be required to conduct the evaluation until the end of the fiscal year reported upon in your second annual report on Form 10-K. Indicate that so long as you remain a smaller reporting company, you will not be required to obtain the auditor attestation of management's evaluation of internal controls over financial reporting. In your response letter, please explain why you refer to a report on internal controls from your independent auditors. Even if you currently intend to obtain and disclose such reports, any references in the prospectus should indicate that you are not currently required to obtain such reports from your auditors, will not be required to obtain them for so long as you are a smaller reporting company, and that should you voluntarily obtain and disclose such reports, you could continue doing so at your discretion, so long as you remain a smaller reporting company.

The Company is Subject to the 15(d) Reporting Requirements . . . , page 6

3.   You state that at a minimum you will be required to file reports in the fiscal year that your registration statement is declared effective. Please revise to clarify that you will be required to file the annual report on Form 10-K for the fiscal year during which your registration statement is declared effective. That filing obligation will generally apply even if your reporting obligations have been suspended automatically under Section 15(d) of the Exchange Act prior to the due date for the Form 10-K.

4.   With respect to your statements indicating that as a Section 15(d) registrant you will not be required to prepare proxy or information statements, please be aware of the supplemental information that is required to be furnished with reports filed pursuant to Section 15(d), as described in Form 10-K. In your response letter, please confirm that to the extent you prepare proxy statements, forms of proxy or other proxy soliciting material while you are required to report by Section 15(d), you intend to submit such materials supplementally, and that if no such materials are prepared you will provide a statement to that effect, consistent with the requirements of that form.

Executive Compensation, page 28

5.   Please delete the information for 2011 from the table, as the information you added for the current year concerns a partial period that is not comparable to the data for the most recently completed fiscal year. You may supplement the 2010 fiscal year information provided in the table with text or footnotes that discuss the extent to which compensation for periods subsequent to October 31, 2010, or your current compensation program, varies from the executive compensation in the most recent fiscal year.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding the financial statements and related matters. If you have any other questions regarding these comments, please contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        Karen Batcher, Esq.
        Synergen Law Group